June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs
Mr. Jeffrey Kauten

Re:	Acceleration Request
Alarm.com Holdings, Inc.
Registration Statement on Form S-1
(File No. 333-204428)

Requested Date:     June 25, 2015

Requested Time:     4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Alarm.com Holdings, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-204428) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on June 25, 2015, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 6,400 copies of the Registrant’s Preliminary Prospectus dated June 15, 2015, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above offering.

[Remainder of page intentionally left blank]

Very truly yours,

Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Barry O’Brien
Name:	Barry O’Brien
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Daniel McDow
Name:	Daniel McDow
Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Gary Kirkham
Name:	Gary Kirkham
Title:	Managing Director